File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑      Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐      No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _____ .]

EXHIBIT INDEX

Exhibit Title	Page

A. Financial Statements & Independent Auditor’s Report For the six months ended June 30 2006 & 2005	1- 49

B. Signature	50

MACRONIX INTERNATIONAL CO., LTD.
FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS’ REPORT
AS OF AND FOR THE SIX MONTHS ENDED
JUNE 30, 2006 AND 2005
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.
The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of a Report Originally Issued in Chinese
Independent Auditors’ Report
To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.
     We have audited the accompanying balance sheets of Macronix International Co., Ltd. as of June 30, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity, and cash flows for the six months ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Magic Pixel Inc. and MaxRise Inc. as of and for the six months ended June 30, 2006. In addition, we did not audit the financial statements of Magic Pixel Inc. as of and for the six months ended June 30, 2005. As of June 30, 2006 and 2005, the Company’s long-term investments in those companies amounted to NT$126.89 million and NT$75.27 million, respectively, and the related investment loss recognized amounted to NT$(12.37) million and NT$(19.76) million for the six months then ended, representing (3.91)% and (0.31)% of net loss before tax for six months then ended, respectively. The financial statements of those investee companies have been audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to data included for those companies, is based solely on the reports of the other auditors.
     We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the six months ended June 30, 2006 and 2005, in conformity with generally accepted accounting principles in the Republic of China.
     As discussed in Note 3 to the financial statements, effective January 1, 2005, the Company adopted the R.O.C. Statement of Financial Accounting Standards No.35, Accounting for Asset Impairment, to account for the impairment of its assets. Effective January 1, 2006, the Company adopted the R.O.C. Statement of Financial Accounting Standards No.34, “Accounting for Financial Instruments” and the R.O.C. Statement of Financial Accounting Standards No.36, “Disclosure and Presentation of Financial Instruments.”
     The Company has prepared consolidated financial statements as of and for the six months ended June 30, 2006 and 2005. We have expressed a modified unqualified reviewed opinion on those consolidated financial statements.
ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
July 21, 2006
Notice to Readers
The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars)

	Notes	June 30, 2006	June 30, 2005
ASSETS
Current assets
Cash and cash equivalents	2, 4(1)	$10,265,824	$7,485,934
Available-for-sale financial assets-current	2, 4(2)	—	34,433
Notes receivable (net)	2, 4(3)	8,819	15,107
Accounts receivable (net)	2, 4(4)	1,827,813	1,506,437
Receivables from related parties (net)	2, 4(5), 5	951,387	784,839
Other receivables (net)	2, 4(6)	117,475	135,568
Other receivables from related parties (net)	2, 4(7), 5	—	66,256
Inventories (net)	2, 4(8)	4,007,678	3,399,206
Prepaid expenses	7	376,912	530,480
Deferred income taxes-current (net)	2, 4(23)	—	—
Restricted cash — current	6	1,408,323	1,833,413
Noncurrent assets held for sale	2, 4(9), 6	5,300,000	—

Total current assets		24,264,231	15,791,673

Funds and investments	2, 3, 4(2), 4(10)	2,755,711	1,741,855

Property, plant and equipment	2, 4(11), 6, 7

Land		598,076	598,076
Buildings and facilities		15,862,918	23,787,053
Production equipment		49,501,590	47,558,852
Transportation equipment		24,280	23,661
Leased equipment		—	1,754,540
Leasehold improvements		2,419	2,419
Research and development equipment		2,346,277	1,307,515
Office furniture and fixtures		824,454	795,700

Total property, plant and equipment		69,160,014	75,827,816
Less: Accumulated depreciation		(55,927,254)	(52,446,021)
Add: Construction in progress		16,708	32,202
Prepayments for equipment		1,437,600	1,521,472

Net property, plant and equipment		14,687,068	24,935,469

Intangible assets	2, 7
Software		61,366	114,257
Deferred charges		730,500	645,950

Total intangible assets		791,866	760,207

Other assets
Refundable deposits		4,798	4,777
Deferred income taxes — noncurrent (net)	2, 4(23)	1,601,189	1,735,030
Other assets	2, 4(12)	13,369	27,226

Total other assets		1,619,356	1,767,033

Total assets		$44,118,232	$44,996,237

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	4(13)	$340,879	$355,085
Notes and Accounts payable		1,683,067	1,400,254
Payables to related parties	5	136,538	130,488
Income taxes payable	2, 4(23)	163,966	163,966
Accrued expenses		1,692,919	1,572,967
Payables to equipment suppliers		967,610	175,943
Current portion of debentures	2, 4(15), 6	3,000,000	226,941
Current portion of long-term debts	4(14), 6, 7	5,955,218	1,687,056
Deferred income tax liabilities	2, 4(23)	—	19,049
Other current liabilities		83,363	61,811

Total current liabilities		14,023,560	5,793,560

Long-term liabilities
Debentures	2, 4(15), 6	—	3,000,000
Long-term debts	4(14), 6, 7	945,729	6,500,946

Total long-term liabilities		945,729	9,500,946

Other liabilities
Accrued pension cost	2, 4(24)	340,927	334,457
Refundable deposits		173	349
Others	2, 4(10)	135,273	282,358

Total other liabilities		476,373	617,164

Total liabilities		15,445,662	15,911,670

Shareholders’ equity
Capital	4(16)
Common shares		29,159,218	50,352,963
Common shares to be cancelled	4(21)	—	(400,000)
Capital Reserve	4(18)
Adjustments to long-term equity investments		52,763	46,469
Retained earnings
Accumulated deficits	4(20), 4(23)	(988,195)	(20,794,746)
Other adjustments
Unrealized gain (loss) on financial instrument	2, 3, 4(10)	505,967	—
Cumulative translation adjustments	2, 4(10)	85,182	22,246
Treasury stock	2, 4(10), 4(21)	(142,365)	(142,365)

Total shareholders’ equity		28,672,570	29,084,567

Total liabilities and shareholders’ equity		$44,118,232	$44,996,237

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the six months ended June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars except per share data)

		Six months ended June 30,
Description	Notes	2006	2005
Sales revenue		$9,736,793	$7,510,977
Less: Sales returns		(73,743)	(7,535)
Sales discounts		(11,320)	(16,375)

Net sales revenue	2, 4(25), 5	9,651,730	7,487,067
Cost of goods sold	4(26), 5, 7	(7,726,462)	(8,997,977)

Gross profit (loss)		1,925,268	(1,510,910)
Plus: Unrealized profit as of January 1, 2006	2	9,635	9,635
Less: Unrealized profit as of June 30, 2006	2	(9,635)	(9,635)

Realized gross profit (loss)		1,925,268	(1,510,910)

Operating expenses	2, 4(26), 5, 7
Selling expenses		(289,825)	(270,979)
Administrative expenses		(569,277)	(577,110)
Research and development expenses		(1,371,495)	(1,516,463)

Total operating expenses		(2,230,597)	(2,364,552)

Operating loss		(305,329)	(3,875,462)

Non-operating income
Interest income		61,493	44,901
Net gain from equity investments	2, 4(10)	56,337	—
Gain on disposal of assets	2	86,940	3,121
Gain on disposal of investments	2, 4(2)	7,550	37,846
Foreign exchange gains	2	15,458	—
Others	5	77,950	49,160

Total non-operating income		305,728	135,028

Non-operating expenses
Interest expense		(155,472)	(151,707)
Net loss from equity investments	2, 3, 4(10)	—	(2,356,388)
Loss on disposal of assets	2	(467)	—
Foreign exchange loss	2	—	(107,327)
Inventory loss provision	2, 4(8)	(20,215)	(46,490)
Others	2	(140,663)	(14,606)

Total non-operating expenses		(316,817)	(2,676,518)

Loss before taxes		(316,418)	(6,416,952)
Income tax expense	2, 4(23)	(78,239)	(161,409)

Net loss	2, 3, 4(22)	$(394,657)	$(6,578,361)

Net loss before taxes per share	2, 3, 4(22)	$(0.11)	$(2.20)

Net loss per share	2, 3, 4(22)	$(0.14)	$(2.26)

Diluted net loss before taxes per share	2, 4(22)	$(0.11)	$(2.20)

Diluted net loss per share	2, 4(22)	$(0.14)	$(2.26)

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
Net loss before taxes		$(316,418)	$(6,427,673)

Net loss		$(394,657)	$(6,589,082)

Net loss before taxes per share	2, 4(22)	$(0.11)	$(2.20)

Net loss per share	2, 4(22)	$(0.14)	$(2.26)

Diluted net loss before taxes per share	2, 4(22)	$(0.11)	$(2.20)

Diluted net loss per share	2, 4(22)	$(0.14)	$(2.26)

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars)

					Unrealized gain	Cumulative
		Common Shares		Accumulated	(loss) on financial	Translation
Description	Common Shares	to be Cancelled	Capital Reserve	Deficits	instrument	Adjustments	Treasury Stock	Total
Balance as of January 1, 2005	$50,352,963	$—	$355,649	$(13,886,018)	$(1,351,527)	$62,042	$(1,188,436)	$34,344,673
Adjustments of capital reserve from equity investees	—	—	6,524	—	—	—	—	6,524
Unrealized gain (loss) on financial instrument	—	—	—	—	1,351,527	—	—	1,351,527
Appropriation and distribution of 2004 retained earnings:
Capital reserve used to cover accumulated deficits	—	—	(315,704)	315,704	—	—	—	—
Net income for the six months ended June 30, 2005	—	—	—	(6,578,361)	—	—	—	(6,578,361)
Cumulative translation adjustments	—	—	—	—	—	(39,796)	—	(39,796)
Treasury stock to be cancelled	—	(400,000)	—	(646,071)	—	—	1,046,071	—

Balance as of June 30, 2005	$50,352,963	$(400,000)	$46,469	$(20,794,746)	$—	$22,246	$(142,365)	$29,084,567

Balance as of January 1, 2006	$49,952,963	$—	$57,990	$(21,388,090)	$—	$77,902	$(142,365)	$28,558,400
Cancellation of common shares used to offset accumulated deficits	(20,794,745)	—	—	20,794,745	—	—	—	—
Issue of common shares at a discount	1,000	—	—	(193)	—	—	—	807
Adjustments of capital reserve from equity investees	—	—	(5,227)	—	—	—	—	(5,227)
Unrealized gain (loss) on financial instrument	—	—	—	—	505,967	—	—	505,967
Appropriation and distribution of 2005 retained earnings:
Capital reserve used to cover accumulated deficits	—	—	—	—	—	—	—	—
Net loss for the six months ended June 30, 2006	—	—	—	(394,657)	—	—	—	(394,657)
Cumulative translation adjustments	—	—	—	—	—	7,280	—	7,280

Cancellation of treasury stock	—	—	—	—	—	—	—	—

Balance as of June 30, 2006	$29,159,218	$—	$52,763	$(988,195)	$505,967	$85,182	$(142,365)	$28,672,570

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars)

	Six months ended June 30,
Description	2006	2005
Cash flows from operating activities:
Net loss	$(394,657)	$(6,578,361)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	2,917,642	3,342,119
Provision for (reversal of) allowance for bad debts	9,721	7,501
Provision for (reversal of) inventory loss provision	20,215	46,490
Net loss (gain) from equity investments	(56,337)	2,356,388
Gain on disposal of short-term investments	(7,550)	(37,846)
Amortization	137,329	250,986
Deferred income taxes	78,239	142,361
Gain on disposal of assets	(86,473)	(3,121)
Net changes in operating assets and liabilities:
Accrued pension cost	(28,690)	59,082
Notes receivable	(4,587)	84,901
Accounts receivable	(309,062)	486,226
Receivables from related parties	173,666	(401,137)
Inventories	(487,109)	1,333,128
Other receivables	14,764	75,231
Other receivables from related parties	38,379	(66,256)
Prepaid expenses	(26,847)	(53,678)
Accounts payable	(201,377)	(220,337)
Payables to related parties	(10,644)	1,361
Accrued expenses	107,691	11,394
Deferred income tax liabilities	—	19,049
Other current liabilities	26,266	12,483
Decrease in reserve for redemption of debentures	—	(758)

Net cash provided by operating activities	1,910,579	867,206

Cash flows from investing activities:
Decrease in restricted cash	520,590	274,806
Decrease in Available-for-sale financial assets	7,550	57,481
Additions to long-term equity investments	(666,050)	—
Purchase of property, plant and equipment	(628,920)	(1,241,895)
Proceeds from disposal of property, plant and equipment	87,199	1,089
Decrease in refundable deposits-asset	—	195
Additions to intangible assets	(88,655)	(16,920)
Decrease in other assets	4,423	16,658

Net cash used in investing activities	(763,863)	(908,586)

Cash flows from financing activities:
Net (decrease) increase in short-term debts	210,879	(687,197)
Net (decrease) increase in short-term notes	—	(99,924)
Increase in refundable deposits-liability	30	—
Net (decrease) increase in long-term debts	(512,091)	(884,412)
Net decrease in capital lease obligations	—	(303,446)
Net decrease in debentures	—	(206,115)
Capital increase(decrease) by cash	807	—

Net cash used in financing activities	(300,375)	(2,181,094)

Net decrease in cash and cash equivalents	846,341	(2,222,474)
Cash and cash equivalents at beginning of period	9,419,483	9,708,408

Cash and cash equivalents at end of period	$10,265,824	$7,485,934

Supplemental disclosures of cash flow information:
Interest paid (excluding capitalized interest)	$104,404	$102,815

Income tax paid	$3,307	$5,913

Non-cash activities:

Other assets transferred to current assets	$5,300,000	$—

Current portion of debentures transferred to current liabilities	$3,000,000	$226,941

Current portion of long-term debts transferred to current liabilities	$5,955,218	$1,687,056

Net increase (decrease) of unrealized gain (loss) on financial instrument	$505,967	$1,351,527

Cumulative translation adjustments	$7,280	$(39,796)

Adjustments of capital reverse from equity investees	$(5,227)	$6,524

Cancellation of common shares used to offset accumulated deficits	$20,794,745	$—

Capital reserve used to cover accumulated deficits	$—	$315,704

Cancellation of treasure stock	$—	$1,046,071

Partial cash flow transaction from investing activities
Cash paid for purchase of property, plant and equipment:
Payables to equipment suppliers at beginning of period	$147,748	$327,151
Add: Purchases of property, plant and equipment	1,448,782	1,090,687
Less: Payables to equipment suppliers at end of period	(967,610)	(175,943)

Cash paid	$628,920	$1,241,895

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 and 2005
(Amounts in thousands except shares, per share data and percentages)
1.	Organization and Business

The Company

Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Fab1 factory had been constructed and began to produce on June 1, 1992. The Fab2 factory began to be constructed in 1996, and mass production in October 1998. The Fab3 factory began to be constructed in 2000, and obtained the building use license on July 10, 2002. The Company entered assets sales agreement with Powerchip Semiconductor Corp. for sale of the Fab3 factory on June 30, 2006. Please refer to Note 4 (9). The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. The Company also takes delegated design, research and development, consultation, and trade of relevant products. The Company’s stock was listed on the Taiwan Stock Exchange Corporation (TSEC) since March 15, 1995. From May 1996 and April 2004, the Company listed its partial shares of stock on the NASDAQ Stock Market and the Luxembourg Stock Exchange in the forms of American Depositary Shares (“ADS”) and Global Depositary Shares (“GDS”), respectively.

As of June 30, 2006 and 2005, the Company’s employees totaled 3,494 and 3,480, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so close to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities within three months are considered as cash equivalents.

Financial Assets and Financial Liabilities
A.	The Company recognized a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets is recognized using trade date accounting on equity instruments or settlement date accounting on debt securities, beneficiary certificates and derivative instruments. Financial assets and financial liabilities are derecognized in accordance with R.O.C. Statement of Financial Accounting Standards No.33, “Accounting for Derecognition of Financial Assets and Financial Liabilities.”

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
B.	When financial assets or financial liabilities are recognized initially, they are measured at fair value, plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial assets or financial liabilities.

C.	Financial assets or financial liabilities are classified as follows:
(A)	Financial assets or financial liabilities at fair value through profit or loss

There are two classes of the financial assets or financial liabilities at fair value through profit or loss, one is held for trading and the other is upon initial recognition it is designated as at fair value through profit or loss. Such assets or liabilities are subsequently measured at fair value and changes in fair value are recognized in profit or loss.

(B)	Financial assets measured at cost

It is not measured at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument. If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument, the amount of the impairment loss is measured. Such impairment losses shall not be reversed.

(C)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as in any of the preceding categories, or are not classified as held-to-maturity investments, bond portfolios with no active market bonds or receivables.

In a subsequent period, a gain or loss on an available-for-sale financial asset as at fair value shall be recognized directly in equity, through the statement of changes in equity until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss.

If there is objective evidence that an impairment loss has been incurred, impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale shall not be reversed through profit or loss.

If the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.
The fair value, as mentioned above, for publicly traded securities or close-ended funds are based on closing prices of the financial statement date, while those of open-ended funds are determined based on net assets value. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active market exists for its component parts, fair value is determined on the basis of the relevant market price for the component part.
Foreign Currency Translation and Transaction
The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Non-monetary assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. When charges in fair value on a foreign non-monetary item are recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when changes in fair value on a foreign non-monetary item are recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Foreign exchange gains and losses are included in the statements of operations.
The assets and liabilities of the foreign equity method investee are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.
Inventories
Inventories are measured at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials, supplies and unallocated

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
freight-in. Net realizable value is used to determine the market value of work in process, finished goods and merchandise purchased. The lower of cost or market method is applied to each major category of inventory. A slow-moving reserve is provided based on inventory aging.
Investment Accounted for Under Equity Method
Long-term investments in which the Company holds an interest of 20% or more or has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over within 5years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standard No.25 “Business Combinations-Accounting Treatment under Purchased Method “ investment premiums, representing goodwill, are no longer amortized, and an annual impairment test is required for the financial year ending after that date.
Unrealized gains and losses arising from intercompany transactions are deferred and recognized when realized.
For equity investees in which the Company does not possess control, the Company recognizes its investee’s losses only to the extent the Company’s long-term investment on that investee reaches zero. However, if the Company intends to provide further financial support for the investee company, or the investee company’s losses are temporary and there exists sufficient evidence showing imminent return to profitable operations, then the Company shall continue to recognize investment losses in proportion to the stock ownership percentage. Such credit long-term investment balance shall first offset the advance (if any) the Company made to the investee company, the remaining shall be recorded under other liabilities. For equity investees in which the Company possesses control, the Company recognizes its investee’s total losses unless other investors are obligated to and have the ability to assume a portion of the loss.
When a long-term investment is disposed of, the difference between the selling price and book value of such investments is treated as a disposal gain or loss. In addition, the related additional paid-in capital is proportionally adjusted and recognized as a gain or loss.
Effective January 1, 2005, after revised the original R.O.C. Statement of Financial Accounting Standards No.7, consolidated financial statements are required for the Company and its investees, whether the Company directly or indirectly owns more than 50% of the investee’s shares or exercises control.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 Years
Production equipment	5 Years
Transportation equipment	5 Years
Leased equipment	5 Years
Leasehold improvements	5 Years
Research and development equipment	5 Years
Office furniture and fixtures	2 to 5 Years
Properties serve in operations beyond their original estimated service lives are further depreciated over their newly estimated service lives based on the residual value.
Major improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred. Disposition gains or losses are presented under non-operating income or expenses.
Equipment held for non-operating purposes is transferred to idle asset and is valued at the lower of net realizable value or book value. Depreciation derived from idle assets is recorded under non-operating expenses.
Capital Lease Obligations
Capital leases are measured at lower of fair value or present value of aggregate future lease payments less related costs, alone with related liabilities. Estimated useful lives are based on lease terms for purpose of depreciation. Exception applies when the Company has first-in-line privilege to renew the lease, or when the Company is awarded ownership of leased property at the end of lease with no additional cost. In such cases, the lease term does not affect estimation of useful lives for leased assets. The lease obligation is amortized over the lease term using effective interest method. Rental expenses are charged as operating leases, as opposed to depreciation charged for capital leases.
Intangible Assets
Intangible assets are recorded at cost and amortized over estimated useful lives using straight-line method. Royalties and issuing costs of debentures are amortized based on contract terms and durations of the debentures, respectively. Computer software is amortized over three years, while other intangible assets are amortized over 1~5 years.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Asset Impairment
On January 1, 2005 the Company adopted R.O.C. Statement of Financial Accounting Standards No.35, “Accounting for Assets impairment”. The Company is required to perform (1) goodwill impairment tests annually on a reporting unit level; and (2) evaluate whether indicators of impairment exist for assets subject to guidelines set forth under the Statement. The Statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Unrecoverable losses shall be recognized. Recognized losses on goodwill impairment shall not be reversed subsequently. For non-goodwill assets impaired in prior periods, a gain shall be recognized to the extent that such assets’ carrying value do not exceed original value less associated depreciation or amortization.
Revenue Recognition
Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No.32, “Accounting for Revenue Recognition.”
Capital Expenditures vs. Expenses
Unless immaterial in aggregate, expenditures are capitalized if they increase future service potential of assets. All others are expensed as incurred.
Convertible Bonds
The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, is amortized using the interest method and is recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, is amortized over the period from the expiry date to the maturity date using the interest method. However, if at the expiry date the market value of the common stock under conversion exceeds the put price, the interest-premium should be credited to additional paid-in capital.
When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.
The cost of issuing convertible bonds is recorded as deferred assets and is amortized over the period from the issuance date of the convertible bonds to the expiry date of the put option.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
The convertible bond which issued before January 1, 2006, is not applicable for the newly released Statement of Financial Accounting Standard No.36 “Disclosure and Presentation for Financial Instruments”.
Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained.
Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized in the period that such expenditures, training and investment occur.
Employee Retirement Benefits
The Company has a defined benefit pension plan covering substantially all of its employees. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2 % of its wages and salaries. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered under the committee’s name. Accordingly, the pension fund is not included in the Company’s financial statements.
Effective July 1, 2005, “Labor Pension Act” (LPA) requires employees to select pension programs under “Labor Standards Law” (LSA, old regulation) or “Labor Pension Act” (new regulation). For employees follow LPA, the regulation requires that the servicing years under old regulation (LSA) being retained for purpose of calculating the Company’s pension liability. In addition, employer’s monthly contribution under LPA shall be no less than 6% of the employee’s monthly wages.
The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No.18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period. If the average remaining service period is less than 15 years, however, the employer may elect to use a period of 15 years for amortization purposes.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Derivative Financial Instruments
Derivative Financial Instruments that have been designated for hedging but not qualified for hedging effectiveness as SFAS No.34 indicates are classified as financial assets/liabilities for trading; for example, forward contract is recognized and re-measured at fair value. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability. The changes in fair value are recognized in profit and loss.
Earnings Per Share
In accordance with R.O.C. Statement of Financial Accounting Standards No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When diluted earnings per share is calculated, the numerator includes or adds back potential common stock dividends, interest and other conversion revenues (expenses). The denominator includes all potential dilutive common shares.
Treasury Stock
In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under cost method. Under the method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. If the capital reserves are insufficient, it will be debited to the undistributed earnings under the retained earnings. In addition, the Company’s shares owned by its subsidiaries are treated as treasury stock.
Compensating Employees’ Stock Option Plan
Effective January 1, 2004, the Company adopted intrinsic value method for its compensating employees’ stock option plans. Under the method, the excess of the market price over exercise price at the plan date is adjusted under shareholders’ equity and expensed over grantee’s service periods. Disclosure of pro forma information for net income and earnings per share using fair value method is required.
3.	Reason and Effect of Accounting Changes
(1)	Effective January 1, 2005, the Company adopted accounting treatment for assets defined under R.O.C. Statement of Financial Accounting Standards No.35, “Accounting for Assets Impairment.” Restatement to prior periods financial statements caused by the Statement is not allowed. As of June 30, 2005, such adoption reduced the long-term equity investments by NT$431,622. Net loss for the first half year in 2005 increased by NT$431,622 and basic EPS decreased by NT$0.15.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(2)

A.	The Company adopted the R.O.C. Statements of Financial Accounting Standards No.34, “Accounting for Financial Instruments” (“SFAS No.34,”), No.36, “Disclosure and Presentation for Financial Instruments” to account for the financial instruments for its financial statements beginning on and after January 1, 2006 (the “effective date”). At the effective date, the Company remeasured and reclassified financial assets and liabilities that should be measured at fair value. The adjustment, which is classified as available-for-sale financial asset, increased the book value of NT$ 1,375,546(including equity method investees adjustment of NT$ 739,054). It was recorded in the account of financial instruments’ unrealized profit and loss under the shareholders’ equity account’s adjusted items. There is no effect on the net loss for the six months ended June 30, 2006.

B.	As to the different accounting policy regarding the financial instrument between the first half year of 2005 and 2006, are described as below:
a. Short-term investments

Short-term investments are recorded at cost and carried at lower of cost or market value on the balance sheet date using the weighted average cost method. Market value for publicly traded securities or close-ended funds are based on average closing prices during the latest month of the financial period, while those of open-ended funds are determined based on net assets value. Cost of short-term investments is carried at weighted average value. Share dividends do not result in change in cost basis.

b. Long-term Investments

Long-term investments in which the Company holds an interest less than 20% and does not possess significant influence are accounted for under the cost method. Publicly traded investees are evaluated at period end using Lower of Cost or Market Value method, with unrealized losses recorded under shareholders’ equity. Non-public investees are carried at cost unless circumstances showing an impairment with little possibility of recovery. In such cases a loss is recorded.

c. Derivative Financial Instruments

A foreign forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges. The differences in the New Taiwan dollars amounts translated using the spot exchange rate and the amounts translated using the contracted forward rates on the contract date are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
4.	Significant Accounts
(1)	Cash and Cash Equivalents

	2006.06.30	2005.06.30
Petty cash	$480	$480
Checking and savings accounts	2,823,857	4,723,902
Time deposits	6,678,000	2,030,900
Cash equivalents - short-term papers	763,487	730,652

Total	$10,265,824	$7,485,934

(2)	Available-for-sale financial assets-current

	2006.06.30	2005.06.30
Listing stocks	$—	$34,433
Available-for-sale financial assets fair value adjustment	—	—

Total	$—	$34,433

The listing stocks were original accounted under cost measure investee — Powertech Technology Inc. (“Powertech”). Powertech’s stock was traded on GTSM in 2003 and on the TSEC since Nov. 2004. The Company, representing on Powertech’s Board, was required by GTSM to deposit 6,771,225 shares. Under GTSM regulation, such deposit shall not be transferred or pledged. The Company resigned from the position of the investee company’s Board on June 18, 2004. For the reasons that the investee company has a public value and the Company’s management did not intend to hold in the long term, the financial balances were transferred to Available-for-Sale Financial Assets-Current in March and May of 2005 respectively (were short-term investments before, but the Company adopted SFAS No.34 and reclassified). All the shares of Powertech were disposed in September, 2005.
(3)	Notes Receivable

	2006.06.30	2005.06.30
Notes receivable	$8,819	$15,107
Less: Allowance for doubtful accounts	—	—

Net	$8,819	$15,107

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(4)	Accounts Receivable

	2006.06.30	2005.06.30
Accounts receivable	$1,993,645	$1,591,418
Less: Allowance for sales return and sales discount	(67,983)	—
Less: Allowance for doubtful accounts	(97,849)	(84,981)

Net	$1,827,813	$1,506,437

(5)	Receivable from related parties

	2006.06.30	2005.06.30
Accounts receivable	$964,637	$829,046
Less: Allowance for doubtful accounts	(13,250)	(44,207)

Net	$951,387	$784,839

(6)	Other Receivables

	2006.06.30	2005.06.30
Tax refund receivables	$109,454	$131,334
Interest receivables	9,879	6,188
Other receivables	9,406	9,310

Net	128,739	146,832
Less: Allowance for doubtful accounts	(11,264)	(11,264)

Net	$117,475	$135,568

(7)	Other receivables from related parties

	2006.06.30	2005.06.30
Other receivables from related parties	$—	$95,723
Less: Allowance for doubtful accounts	—	(29,467)

Net	$—	$66,256

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(8)	Inventories

	2006.06.30	2005.06.30
Merchandise	$102,860	$130,207
Raw materials	223,030	95,393
Supplies	104,566	88,700
Work in process	4,187,059	4,507,062
Finished goods	1,705,703	1,716,978
Unallocated freight-in	16	140

Total	6,323,234	6,538,480
Less: Allowance for market value decline and obsolescence	(2,315,556)	(3,139,274)

Net	$4,007,678	$3,399,206

Inventories were not pledged.
(9)	Noncurrent assets held for sale

	2006.06.30	2005.06.30
FAB3
Cost	$8,030,938	$—
Less: Accumulated Depreciation	(2,220,456)	—
Less: Accumulated impairment	(510,482)	—

Net	$5,300,000	$—

A.	Due to the transaction of FAB3 disposal, the company recognizes assets impairment loss by NT$510,482K based on expected fair value of FAB 3. On December 31, 2005 and transfer the row to Noncurrent assets held for sale. On January 18, 2006, the Board resolved to sell Fab3 along with clean room and facility equipment by NT$5,300,000 to Power Chip Semiconductor Corp. and expected to focus on the research and development of advanced NVM/Flash technologies. The Company has signed the property business contract with Power Chip Semiconductor Corp. on June 30, 2006. Up to the report date, the assets transfer process is on going. After revaluation the asset is expected to be sold within 1 year, hence the financial balance is transferred to the Current Assets.

B.	As of June 30, 2006 Noncurrent assets held for sale which were pledged as a security for loans will be rescinded after paying back the loan. Please refer to Note 6 to the financial statements “Assets Pledged as Collateral.”

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(10)	Funds and Investments

	2006.06.30		2005.06.30
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$—	92.07%	$—	100.00%
Kang Bao Investment, Ltd.	—	—%	477,705	100.00%
Hui Ying Investment, Ltd.	247,839	100.00%	369,822	100.00%
Run Hong Investment, Ltd.	733,176	100.00%	292,149	100.00%
Macronix America Inc.	111,446	100.00%	132,719	100.00%
MaxNova Inc.	56,716	58.53%	16,865	50.00%
Magic Pixel Inc.	79,637	39.92%	75,268	48.76%
Procomm Inc.	—	38.38%	—	38.38%
Joyteck Co., Ltd.	—	18.18%	—	18.18%
MaxRise Inc.	47,250	100.00%	—	—%
Less: Treasury stock owned by subsidiaries	(142,365)		(142,365)

Subtotal	1,133,699		1,222,163

Add. Prepaid long-term investment	549,000		—

Total	1,682,699		1,222,163

Available-for-sale financial asset -noncurrent
Ardentec Corporation	814,512	8.33%	261,192	9.13%

Financial assets measured at cost -noncurrent
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	120,000	15.00%
Quality Test System, Inc.	—	14.64%	—	14.64%
United Industrial Gases Co., Ltd.	58,500	3.18%	58,500	3.24%

Total	258,500		258,500

Net	$2,755,711		$1,741,855

a.	Hui Ying Investment Ltd. held 3,515,795 and 6,023,152 shares of the Company, which amounted to NT$142,365 as of June 30, 2006 and 2005. These shares were accounted for as treasury stock.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
b.	The Company recognized NT$56,337 and NT$ (2,356,388) (including NT$2,000 gain on amortization of capitalized expertise of Magic Pixel Inc.; and NT$3,680 loss on written-off of unamortized goodwill caused by prior unproportionate capital raising by Macronix (Hong Kong) Co., Ltd.) of long-term equity investment (losses) gains for the six months ended June 30, 2006 and 2005, respectively, based on the equity investees’ audited statements for the relevant periods.

c.	The financial statements of the foreign equity investees were translated into NT dollars. For the six months ended June 30, 2006 and 2005, translation adjustments increased by NT$7,280 and decreased by NT$39,796 respectively.

d.	The amounts of unrealized market value decline recognized on Macronix (BVI) Co., Ltd. for the six months ended June 30, 2006 and 2005 (decreased) increased by NT$(47,353) and NT$1,351,527.

e.	On April 26, 2005, the Company had a common control transaction under which Macronix (Hong Kong) Co., Ltd. was transferred from the Company to Macronix (BVI) Co., Ltd.

f.	In order to centralize the financial resources, Kang Bao Investment Ltd. was merged into Rung Hong Investment Ltd. on March 1, 2006 by the book value on February 28, 2006. After merge, Rung Hong Investment Ltd. is the survive company and Kang Bao Investment Ltd. was eliminated.

g.	Ardentec Corporation (“Ardentec”) went public on GTSM in 2005. The Company was required to deposit 25,026,183 shares then, as of June 30, 2006 the deposit shares are 12,514,000 with book value of NT$355,398 by GTSM as the Company represented on Ardentec’s Board. Under GTSM regulation, such deposit shall not be transferred or pledged. As of June 30, 2006, the Company holds 28,679,983 shares of Ardentec which amounted NT$ 814,512.

h.	In 2001, Quality Test System, Inc. applied for a reduction of paid-in capital to offset accumulated deficit. The Company has provided the investment loss in full for the permanent diminution of investment in this investee.

i.	In order to build up the professional wafer foundry business model and to strengthen the group’s synergy, the Company prepaid NT$549,000 to hold operation center-FABI as a independent subsidiary. As of June 30 2006, the prepaid long-term investment was NT$ 549,000.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
j.	Except as discussed above, no other long-term equity investments were pledged or subjected to restriction.

k.	Other liabilities

	2006.6.30		2005.6.30
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$94,764	92.07%	$274,783	100.00%
Procomm Inc.	34,076	38.38%	5,203	38.38%
Joyteck Co., Ltd.	6,433	18.18%	2,372	18.18%

Total	$135,273		$282,358

l.	Macronix (BVI) Co., Ltd., Kang Bao Investment, Ltd., Hui Ying Investment, Ltd., Run Hong Investment, Ltd., Macronix America Inc., MaxNova Inc., Magic Pixel Inc., Joyteck Co., Ltd., and MaxRise Inc. in which the Company holds an interest of more than 50% or possesses control, are included in the consolidated financial statements as of and for the six months ended June 30, 2006 and 2005 in accordance with the SFAS No. 7.
(11) Property, Plant and Equipment
a.	Total interest expense (including capitalized interest) for the six months ended June 30, 2006 and 2005 amounted to NT$164,722 and NT$195,500, respectively. Capitalized interests were as following:

	For the six months ended June 30,
Item	2006	2005
Buildings and facilities	$297	$393
Production equipment	8,953	43,400

Total	$9,250	$43,793

Effective interest rates	3.51%	3.07%

b.	Please refer to Note 6 “Assets Pledged as Collateral” for a summary of property, plant and equipment pledged.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
(12) Idle Assets

	2006.06.30	2005.06.30
Cost :
Production Equipment	$13,043	$—
Accumulated Depreciation :
Production Equipment	(13,043)	—

Net	$—	$—

     The Company’s depreciation on idle assets were NT$0 for both periods presented.
(13) Short-term Debts

	2006.06.30	2005.06.30
Working capital loans	$260,000	$300,000
Letter of credit loans (Due within 180 days)	80,879	55,085

Total	$340,879	$355,085

a.	The Company’s unused short-term lines of credit amounted to NT$3,389,179 (NT$515,141 of which requires pledges) and NT$4,596,153 (NT$151,620 of which requires pledges) as of June 30, 2006 and 2005, respectively.

b.	The interest rates of short-term debts ranged from 1.03% to 2.01% and from 1.60% to 3.91% as of June 30, 2006 and 2005, respectively.

c.	There were no assets pledged as collateral for short-term debts.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(14) Long-term Debts

	Interest Rate		Amount
	2006.06.30	2005.06.30	2006.06.30	2005.06.30
Secured Loan
Medium-term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007with variable interest rates	3.64%	4.59%	$36,500	$80,300
Medium-term loans from 14 banks, repayable in various installments starting July 1999 with variable interest rates (current outstanding portion is repayable in 10 semi-annual installments starting January 2000 and June 2001, respectively.)	—	3.775%	—	15,810 (including US$500,000)
Medium-term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	3.64%	4.59%	672,447	740,832
Medium-term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	—	5.415%	—	47,060
Medium-term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	2.92%	5.025%	50,000	150,000
Medium-term loan from 18 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.80%	2.526%	4,942,000	6,354,000
Medium-term loan from one bank, repayable in full at maturity with variable interest rates	2.15%	1.65%	800,000	800,000
Medium-term loan from one bank, repayable in 9 quarterly installments from December 2006 with variable interest rates	2.79%	—	300,000	—
Medium-term loan from one bank, repayable in full at maturity with variable interest rates	2.50%	—	100,000	—

Total			6,900,947	8,188,002
Less: current portion			(5,955,218)	(1,687,056)

Net			$945,729	$6,500,946

a.	The Company’s unused long-term lines of credit amounted to NT$200,000 and NT$0 as of June 30, 2006 and 2005, respectively.

b.	Please refer to Note 6 “Assets Pledged as Collateral” for long-term debts.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
(15) Debentures

	2006.06.30	2005.06.30
CB I	$—	$209,200
Secured II	3,000,000	3,000,000
Add: Reserve for redemption of convertible bonds	—	17,741

Total	3,000,000	3,226,941
Less: Current portion of debentures	(3,000,000)	(226,941)

Net	$—	$3,000,000

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue were as follows:
(a)	Total amount: NT$3,200,000. As of June 30, 2006, an aggregate principal amount of NT$2,990,800 of CB I has been converted; the principal amount of NT$73,700 has been repurchased by the Company from the market; the principal amount of NT$20,400 has been redeemed under the request of the Company. And the principal amount of NT$115,100 has been redeemed under the request of bondholders. As of June 30, 2006, outstanding principal amount was NT$0.

(b)	The interest rate at par: 0%.

(c)	Duration: 5 years (from December 12, 2002 to December 11, 2007)

(d)	Redemption at maturity/Redemption at the option of the Company:
(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than NT$320,000.
(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

(f)	Conversion:
(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
(ii)	The conversion price was NT$11 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issuance date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003. As of June 30, 2006, the conversion price was NT$8.8.

(iii)	The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set forth in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issuance of common shares in cash.

(iv)	In addition to the adjustments to conversion price as stated in (iii) above, conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.
(g)	Trading Place: Taiwan
b.	On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“Secured II”) due in October 2006 with a stated interest rate of 3.3%. Secured II was guaranteed by 18 banks in total of NT$3,099,000. The interest expense is repayable annually while the bonds will be paid in full at maturity.
(16) Capital Stock
As of January 1, 2005, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$50,352,963, divided into 6,550,000,000 (including 650,000,000 shares and 864,703,672 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 5,035,296,328 shares at par value of NT$10, respectively.
On August 8, 2005 the Board of directors approved to cancel 40,000,000 common shares which repurchased in 2002. The cancellation of common shares was registered and the measurement date was on August 8, 2005.
In order to improve the financial structure and to offset accumulated deficits, the Provisional Meeting of Shareholders held on November 16, 2005 approved to cancel 2,079,474,542 shares amounted to NT$20,794,745. The cancellation of common shares was registered and the measurement date was on February 16, 2006.
According to authorization of the Provisional Meeting of Shareholders held on November 16,

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
2005, the Board held on February 7, 2006 determined to issue 100,000 common shares by private placement at a discount of NT$8.07 per common share. All common shares issued by private placement were registered and the measurement date was February 17, 2006.
As of June 30, 2006, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$29,159,218, divided into 6,550,000,000 shares (including 650,000,000 and 864,703,672 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively) and 2,915,921,786 shares at par value of NT$10, respectively.
As of June 30, 2006, 1,109,055 and 13,585,957 common shares in the forms of 27,726 GDS and 1,358,595 ADS, respectively, were traded on Luxembourg Stock Market and NASDAQ Stock Market, respectively
(17) Employee Stock Option Plans
The Company has five employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan”, “2004 plan” and “2005 Plan”) approved by the R.O.C. Securities and Futures Bureau (SFB) to grant options up to 80,000,000 units, 170,000,000 units, 200,000,000 units, 200,000,000 units and 200,000,000 units, respectively. Each stock option may subscribe for one share by the delivery of new shares of the Company. Unless granted stock options were revoked for illegal acts or violation of the Company’s Code of Conducts, the options are exercisable for up to 50%, 75%, and 100% after two years, three years and four years from the grant date respectively. As of June 30, 2006, none of the employee’s stock options has been exercised.
Information with respect to each stock option plan is as follows:
a. 2001 plan

							Current Period
		Outstanding	Shares to Be	Earliest			Market Price
	Total Units	Units	Exercised	Exercisable	Expiration	Exercise Price	(Note 3)
Grant Dates	Issued	(Note 1)	(Note 2)	Dates	Dates	(Note 2)	High	Low
2002.01.16	71,768,500	—	—	2004.01.16	2008.01.15	34.40	10.19	6.41
2002.05.06	560,000	—	—	2004.05.06	2008.05.05	33.90	10.19	6.41
2002.10.01	1,507,000	112,000	65,431	2004.10.01	2008.09.30	19.00	10.19	6.41
2002.12.16	6,164,500	168,000	97,855	2004.12.16	2008.12.15	19.40	10.19	6.41
Total	80,000,000	280,000	163,286	Total options authorized : 80,000,000

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
     b. 2002 plan

							Current Period
		Outstanding	Shares to Be				Market Price
	Total Units	Units	Exercised	Earliest	Expiration	Exercise Price	(Note 3)
Grant Dates	Issued	(Note 1)	(Note 2)	Exercisable Dates	Dates	(Note 2)	High	Low
2002.10.01	150,000,000	81,214,000	47,446,071	2004.10.01	2008.09.30	19.00	10.19	6.41
2002.12.16	10,284,500	3,776,500	2,199,713	2004.12.16	2008.12.15	19.40	10.19	6.41
2003.04.07	2,753,500	1,752,500	1,020,443	2005.04.07	2009.04.06	15.80	10.19	6.41
Total	163,038,000	86,743,000	50,666,227	Total options authorized : 170,000,000
     c. c. 2003 plan

							Current Period
		Outstanding	Shares to Be				Market Price
	Total Units	Units	Exercised	Earliest	Expiration	Exercise Price	(Note 3)
Grant Dates	Issued	(Note 1)	(Note 2)	Exercisable Dates	Dates	(Note 2)	High	Low
2003.06.13	193,212,000	129,962,526	75,730,047	2005.06.13	2009.06.12	13.30	10.19	6.41
2003.11.04	829,000	422,000	246,623	2005.11.04	2009.11.03	15.40	10.19	6.41
2004.03.11	685,000	129,000	75,298	2006.03.11	2010.03.10	22.10	10.19	6.41
2004.03.30	785,000	553,000	322,803	2006.03.30	2010.03.29	20.90	10.19	6.41
2004.04.27	749,000	709,000	413,095	2006.04.27	2010.04.26	24.20	10.19	6.41
Total	196,260,000	131,775,526	76,787,866	Total options authorized : 200,000,000
     d. 2004 plan

							Current Period
		Outstanding	Shares to Be			Exercise	Market Price
	Total Units	Units	Exercised	Earliest	Expiration	Price	(Note 3)
Grant Dates	Issued	(Note 1)	(Note 2)	Exercisable Dates	Dates	(Note 2)	High	Low
2004.04.09	176,972,000	140,295,500	81,979,893	2006.04.09	2010.04.08	24.90	10.19	6.41
2004.04.27	4,919,000	2,385,000	1,389,607	2006.04.27	2010.04.26	24.20	10.19	6.41
2004.06.02	2,176,000	1,539,000	900,478	2006.06.02	2010.06.01	18.80	10.19	6.41
2004.08.11	5,015,500	3,469,500	2,031,194	2006.08.11	2010.08.10	15.80	10.19	6.41
2004.10.27	4,466,000	2,507,000	1,460,690	2006.10.27	2010.10.26	12.10	10.19	6.41
2005.01.28	4,428,500	3,612,500	2,104,803	2007.01.28	2011.01.27	12.10	10.19	6.41
2005.03.07	1,172,000	860,000	501,423	2007.03.07	2011.03.06	11.80	10.19	6.41
Total	199,149,000	154,668,500	90,368,088	Total options authorized : 200,000,000

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
     e. 2005 plan

							Current Period
		Outstanding	Shares to Be			Exercise	Market Price
	Total Units	Units	Exercised	Earliest	Expiration	Price	(Note 3)
Grant Dates	Issued	(Note 1)	(Note 2)	Exercisable Dates	Dates	(Note 2)	High	Low
2005.08.08	188,958,500	172,018,500	100,458,804	2007.08.08	2011.08.07	10.00	10.19	6.41
2005.08.29	7,978,500	6,883,500	4,013,080	2007.08.29	2011.08.28	10.00	10.19	6.41
2005.10.25	2,372,000	2,372,000	1,378,132	2007.10.25	2011.10.24	10.00	10.19	6.41
2006.02.07	691,000	691,000	403,318	2008.02.07	2012.02.06	9.80	10.19	6.41
Total	200,000,000	181,965,000	106,253,334	Total options authorized : 200,000,000
(Note 1)	As of June 30, 2006, none of the employee’s stock options has been exercised. Outstanding units were lesser than those issued due to waiver or employees’ departure.

(Note 2)	Exercise prices and subscription ratios are subject to adjustments in the event that changes occur to the capital structure.

(Note 3)	The Market Prices before April 26, 2006 were retroactively adjusted for cancellation of common shares in 2006.
f.	All options under 2001 plan were granted to qualified employees before December 16, 2002. In addition, options under 2002 plan, 2003 plan and 2004 plan were all granted to qualified employees before April 7, 2003, April 27, 2004 and March 7, 2005 with the exception of 6,962,000 expired units, 3,740,000 expired units and 851,000 expired units, respectively. Grants dated after January 1, 2004 under 2003 and 2004 stock option plans were accounted for under intrinsic value method required by Taiwan Securities and Future Commission. As of June 30, 2006, information relating to the compensating stock options granted in 2004, 2005 and 2006 was as follows:

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)

				Earliest
	Total Units	Outstanding	Shares to Be	Exercisable	Exercise
Grant Dates	Issued	Units	Exercised	Dates	Price
2004.03.11	685,000	129,000	75,298	2006.03.11	22.1
2004.03.30	785,000	553,000	322,803	2006.03.30	20.9
2004.04.09	176,972,000	140,295,500	81,979,893	2006.04.09	24.9
2004.04.27	5,668,000	3,094,000	1,802,702	2006.04.27	24.2
2004.06.02	2,176,000	1,539,000	900,478	2006.06.02	18.8
2004.08.11	5,015,500	3,469,500	2,031,194	2006.08.11	15.8
2004.10.27	4,466,000	2,507,000	1,460,690	2006.10.27	12.1
2005.01.28	4,428,500	3,612,500	2,104,803	2007.01.28	12.1
2005.03.07	1,172,000	860,000	501,423	2007.03.07	11.8
2005.08.08	188,958,500	172,018,500	100,458,804	2007.08.08	10.0
2005.08.29	7,978,500	6,883,500	4,013,080	2007.08.29	10.0
2005.10.25	2,372,000	2,372,000	1,378,132	2007.10.25	10.0
2006.02.07	691,000	691,000	403,318	2008.02.07	9.8
Total	401,368,000	338,024,500	197,432,618
For the six months ended June 30, 2006 and 2005, no compensation expense were recognized as exercise prices were higher than or equal to market prices of the underlying stocks on the grant dates.
g.	Pro forma information under fair value method using Black-Scholes Option Pricing Model is as follows:

	Fair Value	Dividend	Volatility factors for	Risk-free	Weighted-average
Grant Dates	(NT$)	Yield	expected market price	Interest Rate	Expected life
2004.03.11	6.08	0%	56.20%	1.55%	4.38
2004.03.30	5.68	0%	56.10%	1.55%	4.38
2004.04.09	6.77	0%	56.60%	1.55%	4.38
2004.04.27	6.64	0%	57.50%	1.55%	4.38
2004.06.02	5.17	0%	57.40%	1.55%	4.38
2004.08.11	4.32	0%	56.90%	1.55%	4.38
2004.10.27	2.96	0%	55.00%	1.68%	4.38
2005.01.28	2.15	0%	53.10%	1.75%	4.38
2005.03.07	2.28	0%	52.90%	1.75%	4.38
2005.08.08	2.62	0%	53.50%	1.95%	4.38
2005.08.29	1.42	0%	54.10%	1.95%	4.38
2005.10.25	1.10	0%	52.10%	2.05%	4.38
2006.02.07	1.96	0%	51.20%	2.15%	4.38

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
h.	The respective information of the units and weighted average exercise price for stock option plans as follows:

	For the six months ended June 30,
	2006		2005
		Weighted		Weighted
		average		average
Stock options	Units	exercise price	Units	exercise price
Number of outstanding units as of January 1	365,592,500	$16.47	180,538,000	$24.26
Granted units	691,000	9.80	5,600,500	12.04
Expired units	(28,259,000)	16.27	(8,082,000)	23.22

Number of outstanding units as of June 30	338,024,500	16.48	178,056,500	23.92

Number of exercisable units as of June 30	72,805,250	24.80	—	—

The weighted average fair value of the options granted in current period	$1.96		$2.18

i.	For the six months ended June 30, 2006, the compensation expense recognized under fair value method would have been NT$200,501. The Company’s pro-forma information is set forth as follows:

For the six months ended June 30, 2006
Basic Earnings Per Share
Net income-as reported	$(394,657)

Earnings per share-as reported	$(0.14)

Net loss-pro forma	$(595,158)

Earnings per share-pro forma	$(0.20)

For the six months ended June 30, 2005, the compensation expense recognized under fair value method would have been NT$225,628. The Company’s pro-forma information is set forth as follows:

For the six months ended June 30, 2005
Basic Earnings Per Share
Net income-as reported	$(6,578,361)

Earnings per share-as reported	$(2.26)

Net loss-pro forma	$(6,803,989)

Earnings per share-pro forma	$(2.34)

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
(18)	Capital Reserve

According to the R.O.C. Company Law, capital reserve can only be used for offsetting accumulated deficits or distribution of stock dividends. The Company cannot use the capital reserve to offset accumulated deficits unless the legal reserve is insufficient for offsetting such deficits.

On May 25, 2005, the Company’s shareholders approved a resolution at the Annual General Meeting to use the capital reserve of NT$315,704 to offset its accumulated deficits.

(19)	Legal Reserve

According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, must be set as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares in the form of stock dividend.

(20)	Income Distributions
a.	The Company’s Articles of Incorporation, revised on June 30, 2006, regulates that if there is any surplus for annual closing, firstly it should be deducted for tax payable and accumulated deficits. Then appropriate the 10% as the legal reserve (it is not restricted when the legal reserve achieves the total amount of the Company’s paid-in capital) and distributed (or reverse) the special reserve in accordance with the law. 2% of the balance will be distributed as compensation for directors and supervisors. The remaining shall be added to the undistributed surplus from previous years and distributed in the following manner: (a) 85% as shareholder dividends; (b)15% for employee bonus. Employee bonus will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis.

Distributions, except for the remuneration for directors and supervisors, may be made in the form of cash dividend or stock dividend, as determined by the shareholders at the Annual General Meeting. Both of distributions to shareholder bonus and employee bonus take the form of cash dividend as the first choice. Nevertheless, it still depends on the Company’s financial, sales or operating condition. The Company’s Articles of Incorporation provide that no more than 50% of the current year’s total amount of distributable earnings is made. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years.

Employees eligible to receive stock dividends may include employees from the affiliated companies if they meet the criteria set by the Board of Directors.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
b.	Information related to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:
(a)	No distribution could be made in 2005 due to the Company’s accumulated deficits status;

(b)	Information related to employees’ bonuses and remuneration for directors’ and supervisors’ services, approved by the Board of Directors’ and the Shareholders’ Annual General Meetings, is accessible on the website of Taiwan Stock Exchange Corporation.
c.	For the six months ended June 30, 2006, the discounts for shares issued by private placement was NT$193. It has been debited to the accumulated deficits.
(21)	Treasury Stock
a.	Movement of the Company’s treasury stock is as follows:
(a)	For the six months ended June 30, 2006: None

(b)	For the six months ended June 30, 2005

	Beginning	Current period	Current period	Ending
Purpose	(2005.01.01)	increase	decrease	(2005.06.30)
Employees Incentive	40,000 thousand shares	—	40,000 thousand shares (Note)	—

(Note)	Per R.O.C. Company Law Article 167-1, treasury stock shall be transferred to employees within 3 years. The portion not transferred within 3 years shall be treated as if the stocks were never issued and therefore reclassified to common shares to be cancelled.
b.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased cannot exceed 10% of the Company’s issued stock. Further, total repurchased amount cannot exceed the sum of retained earnings and the realized capital reserve. Based on the Company’s audited financial statements for the six months ended June 30, 2006, the maximum common shares allowed to repurchase were 291,592,000 shares (which included the common shares to be cancelled). The maximum amount of shares repurchased was NT$0. The Company did not repurchase any common shares as of June 30, 2006.

c.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock cannot be pledged, voted or eligible to receive dividends.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
d.	Effective January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions for the six months ended June 30, 2006 and 2005 were as follows:

					Disposals			Ending balance
	Beginning balance		Additions		Shares					Market
Subsidiary	Shares	Amount	Shares	Amount	(Note)	Amount	Selling Price	Shares	Amount	Value
For the six months ended June 30, 2006
Hui Ying
Investment, Ltd.	6,023,152	$142,365	—	$—	2,507,357	$—	$—	3,515,795	$142,365	$31,044

For the six months ended June 30, 2005
Hui Ying
Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$32,886

(Note)	The deducted number of shares was according to May 6, 2006, which was the measurement day for capital reduction and stock change.
(22) Basic Earnings Per Share
(1)	The Company has a complex capital structure due to the issuance of convertible bonds and employee stock option plans. The Company presented basic earnings per share for the six months ended June 30, 2006 and 2005 as the stock options possessed an anti-dilutive effect on the Company’s earnings per share. The calculation of the weighted-average numbers of shares is as follows:

	For the six months ended
	June 30,
	2006	2005
Numbers of common shares outstanding as of January 1	4,995,296,328	4,995,296,328
Add: Issue of common shares as of February 17,2006	74,033	—

Less: Retroactive adjustment for cancellation of common shares used to offset accumulation deficits	(2,079,474,542)	(2,079,474,542)

Less: Retroactive adjustments of treasury stock owned by subsidiaries	(3,515,795)	(3,515,795)

Weighted-average numbers of shares outstanding	2,912,380,024	2,912,305,991

For the six months ended June 30, 2006:

	Amount (numerator)		Shares	Earning per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net loss (Note)	$(316,418)	$(394,657)	2,912,380,024	$(0.11)	$(0.14)

(Note)	Diluted EPS equaled to basic EPS as the potential common shares would have anti-diluted effect on the Company’s net loss for the six months ended June 30, 2006.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
For the six months ended June 30, 2005:

	Amount (numerator)		Shares	Earning per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net loss (Note)	$(6,416,952)	$(6,578,361)	2,912,305,991	$(2.20)	$(2.26)

(Note)	Diluted EPS equaled to basic EPS as the potential common shares would have anti-diluted effect on the Company’s net loss for the six months ended June 30, 2005.
(2)	Pro Forma Information:

Assuming the Company’s shares owned by its subsidiaries were not treated as treasury stock:

For the six months ended June 30, 2006:

	Amount (numerator)		Shares	Earnings per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net loss	$(316,418)	$(394,657)	2,915,895,819	$(0.11)	$(0.14)

For the six months ended June 30, 2005:

	Amount (numerator)		Shares	Earnings per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net loss	$(6,427,673)	$(6,589,082)	2,915,821,786	$(2.20)	$(2.26)

(23) Income Taxes
a.	The Company’s unused investment tax credits as of June 30, 2006 were as follows:

Year incurred	Unused amount	Year expired
2001	$1,359,358	2006
2002	588,747	2007
2003	539,497	2008
2004	997,528	2009
2005	161,322	2010

Total	$3,646,452

     Such tax credits were included in Deferred Income Tax Assets.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS— (continued)
(Amounts in thousands except shares, per share data and percentages)
b.	According to the R.O.C. Income Tax Law, operating loss can be carried forward for 5 years. As of June 30, 2006, the unutilized loss carry forwards were as follows:

Year incurred	Unused amount	Year expired
2002	$6,032,678	2007
2003	8,478,093	2008
2004	163,785	2009
2005	2,001,981	2010

Total	$16,676,537

The tax effects of such amounts were included in Deferred Income Tax Assets.

c.	The Company’s income tax returns for the years after 2002 (except for 2003) have not been assessed by the National Tax Administration (“NTA”). Administrative remedies filed for 1997, 1996, and 1995 tax returns were as follows:
(a)	NTA re-assessed the tax return for 1995 and requested additional tax payment of NT$ 91,772. The Company had made half of the requested tax payment and filed a petition with the Ministry of Finance (“MOF”). On March 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1995 tax return. On January 24, 2006, NTA re-assessed the tax return for 1995 again and requested additional tax payment of NT$45,886. The Company has filed a petition on February 22, 2006. On June 1, 2006, MOF revoked the petition. The Company will take a regulatory action on July 31, 2006.

(b)	NTA re-assessed the tax return for 1996 and requested additional tax payment of NT$ 114,585. The Company had made half of the requested tax payment and filed a petition with MOF on December 26, 2002. In May 2003, the petition was denied. The Company then filed an administrative lawsuit on July 11, 2003. The Court began processing the case on August 31, 2004 and final ruling was announced on November 9, 2004 in favor of NTA. The Company has lodged an appeal on January 17, 2005.

(c)	NTA re-assessed the tax return for 1997 and requested additional tax payment of NT$ 83,992. The Company had made half of the requested tax payment and filed a petition with MOF on April 1, 2004. On July 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1997 tax return.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
d.	Deferred tax assets and liabilities as of June 30, 2006 and 2005 were as follows:

	2006.06.30	2005.06.30
(a)Total deferred tax assets	$10,818,285	$10,384,342

(b)Total deferred tax liabilities	$—	$76,196

(c)Valuation allowance for deferred tax assets	$9,217,096	$8,592,165

(d) Deferred tax assets or liabilities generated from temporary differences:

	2006.06.30		2005.06.30
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$1,669,363	$417,341	$250,474	$62,618

Impairment loss of assets held for sale	$510,482	$127,620	$—	$—

Recognition of amortization expense	$1,256	$313	$3,756	$939

Unrealized inventory provision	$2,388,504	$597,126	$3,209,292	$802,323

Unrealized investment losses	$5,649,983	$1,412,496	$5,617,846	$1,404,461

Unrealized royalty expense	$653,906	$163,476	$612,376	$153,094

Unrealized bad debt expense	$92,699	$23,175	$144,395	$36,099

Unrealized pension expense	$379,835	$94,959	$314,615	$78,654

Unrealized sales return and discount	$67,983	$16,996	$—	$—

Unrealized exchange losses	$45,744	$11,436	$63,637	$15,909

Unrealized interest expense	$71,232	$17,808	$63,973	$15,993

Unrealized compensation losses	$136,018	$34,005	$—	$—

Amortization of capacity variance	$334,156	$83,539	$757,874	$189,469

Others	$9,635	$2,409	$9,635	$2,409

Loss carry-forward	$16,676,537	$4,169,134	$17,217,344	$4,304,336

Investment tax credits		$3,646,452		$3,241,842

	2006.06.30	2005.06.30
(e) Deferred tax assets – current	$3,067,448	$1,952,302
Valuation allowance – current	(3,067,448)	(1,952,302)
Net deferred tax assets – current	—	—
Deferred tax liabilities – current	—	(19,049)

Net deferred tax assets and liabilities – current	$—	$(19,049)

	2006.06.30	2005.06.30
Deferred tax assets – non-current	$7,750,837	$8,432,040
Valuation allowance – non-current	(6,149,648)	(6,639,863)

Net deferred tax assets – non-current	1,601,189	1,792,177
Deferred tax liabilities – non-current	—	(57,147)

Net deferred tax assets and liabilities – non-current	$1,601,189	$1,735,030

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	For the six months ended
	June,30
	2006	2005
(f) Income taxes payable from continuing operation	$—	$—
Tax benefit from recognition of depreciation expense	(104,338)	(19,554)
Tax expense from recognition of amortization expense (benefit)	313	1,255
Tax expense from recognition of unrealized inventory provision	19,994	2,396
Tax expense (benefit) from recognition of unrealized investment losses (gains)	13,495	(323,629)
Tax (benefit) expense from recognition of unrealized royalty expense	(9,807)	22,349
Tax expense (benefit) from recognition of unrealized pension expense	17,257	(55,881)
Tax benefit from recognition of unrealized bad debt expense	(1,736)	(2,120)
Tax benefit from recognition of unrealized sales return and discount	(16,996)	—
Tax (benefit) expense from recognition of unrealized foreign exchange losses	(4,158)	66,710
Tax benefit from recognition of unrealized interest expense	(900)	(900)
Tax benefit from recognition of unrealized compensation losses	(34,005)	—
Tax expense (benefit) from amortization of capacity variance	29,056	(180,758)
Tax (benefit) expense from investment tax credits	(726,811)	288,930
Tax expense from valuation allowance	717,496	1,179,073
Tax expense (benefit) from losses carry-forward	176,434	(819,226)
Others	2,945	2,764

Income tax expense	$78,239	$161,409

(Note)	The R.O.C. Income Basic Tax Act shall come into force on January 1, 2006, and the R.O.C. Income Tax Law were amended relating to the calculation of the undistributed earnings of the enterprise, the Company adopted new regulations to recalculate the deferred tax assets and liabilities. Adopting of newly released regulations was resulted no effect to the earnings for the six months ended June 30, 2006.
(g) Information related to the imputation of shareholders’ income taxes:

	2006.06.30	2005.06.30
Available shareholders’ tax credits	$121,885	$115,415

Expected (actual) ratio of shareholders’ tax credits	—	—

(h) Information related to undistributed retained earnings:

	2006.06.30	2005.06.30
After 1998	$(988,195)	$(20,794,746)

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(24) Pension Fund
As of June 30, 2006 and 2005, the Employees’ Retirement Fund deposited in the Central Trust Bank amounted to NT$749,145 and NT$697,341, respectively. Pension expense recognized for the six months ended June 30, 2006 and 2005 amounted to NT$21,016 and NT$75,515, respectively. For the six months ended June 30, 2006, the net pension cost under LPA, defined contribution pension plan, amounted to NT$57,711.
(25) Sales Revenue

	For the six months ended June 30,
	2006	2005
Revenues from sales of products	$9,704,563	$7,439,613
Service revenues	10,145	1,543
Others	22,085	69,821

Total	9,736,793	7,510,977
Less: Sales return and sales discount	(85,063)	(23,910)

Net sales revenue	$9,651,730	$7,487,067

(26) Payroll, Depreciation and Amortization Expenses

	For the six months ended June 30,
	2006			2005
	Under	Under		Under	Under
	cost of	operating		cost of	operating
	goods sold	expense	Total	goods sold	expense	Total
Payroll
Salary	$718,333	$671,354	$1,389,687	$712,637	$784,055	$1,496,692
Insurance	49,708	39,681	89,389	51,223	39,118	90,341
Pension	40,720	38,007	78,727	38,175	37,340	75,515
Meal	31,493	20,569	52,062	31,728	19,242	50,970

Total	$840,254	$769,611	$1,609,865	$833,763	$879,755	$1,713,518

Depreciation	$2,818,339	$277,419	$3,095,758	$3,135,113	$207,006	$3,342,119

Amortization	$19,689	$98,610	$118,299	$20,799	$194,946	$215,745

			(Note)			(Note)
(NOTE)	Amortization excludes interest expenses amortized for deferred assets.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
5. Related Party Transactions
     (1) Related parties and their relationships associated with the Company:

Related parties	Relationship
Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
Magic Pixel Inc. (“MPI”)	The Company’s equity investee
MaxNova Inc. (“MaxNova”)	The Company’s equity investee
Joyteck Co., Ltd. (“Joyteck”)	The Company’s equity investee
Procomm Inc. (“Procomm”)	The Company’s equity investee
Prominent Communications, Inc. (”Prominent”)	Procomm’s equity investee
Wedgewood International Ltd. (”Wedgewood”)	A subsidiary’s equity investee Merged with BVI on June 15, 2005
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	A subsidiary’s equity investee (On April 26, 2005, the Company had a common control transaction under which MX (HK) was transferred from the Company to BVI.)
New Trend Technology Inc. (“NTTI”)	A subsidiary’s equity investee
Macronix Europe NV. (“MXE”)	A subsidiary’s equity investee
Macronix Pte Ltd. (“MPL”)	A subsidiary’s equity investee
Macronix Japan (Cayman Islands) Limited(“MXJ”)	A subsidiary’s equity investee
Raio Technology Co., Ltd. (“Raio”)	A subsidiary’s equity investee (Raio was not a related party since December, 2005)
Biomorphic Microsystems Corporation (“BC”)	A subsidiary’s equity investee
Tower Semiconductor Ltd. (“Tower”)	A subsidiary served as the Board
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary served as the Board (BVI resigned the Board of Director as of June 22, 2006)
Ardentec Corporation (“Ardentec”)	The Company served as the Board
Macronix Education Foundation (“MXIC Education”)	The Company’s executive director served as the Chairman
MegaChips Corporation (“MegaChips”)	One of the Company’s Board of Director’s parent company
MegaChips LSI Solutions Inc. (“MagaChips LSI”)	A subsidiary of MegaChips
MegaChips LSI Solutions Inc. Taiwan Branch	Taiwan Branch of MegaChips
(“MegaChips LSI Taiwan Branch”)

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(2) Significant Transactions with Related Parties:
     a. Sales to related parties were as follows:

	For the six months ended June 30,
Related parties	2006		2005
		% of		% of
	Amount	net sales	Amount	net sales
MagaChips LSI	$2,587,595	26.81%	$1,822,805	24.35%
MX(HK)	647,365	6.71%	728,472	9.73%
MXE	251,593	2.61%	237,964	3.18%
MXA	177,233	1.83%	208,826	2.79%
MPI	161,034	1.67%	84,083	1.12%
BC	149,265	1.55%	5,160	0.07%
Raio	—	—	3,915	0.05%
MegaChips LSI Taiwan Branch	255,428	2.64%	—	—
Others	20,232	0.21%	7,280	0.10%

Total	$4,249,745	44.03%	$3,098,505	41.39%

Sales prices to MXA, MXE and MX (HK) are negotiated based on those charged to ultimate customers and are not comparable to those to regular customers as MXA, MXE and MX (HK) are the primary regional distributors. Sales to MPI are priced at a markup on the unit cost, which is not applicable to those to other customers. Sales prices to MegaChips LSI, MegaChips LSI Taiwan Branch, Raio, and BC are not comparable with those to regular customers as the company is the sole provider for them.
The payment term with the related parties is between monthly closing 30 to 60 days, similar to that with regular customers.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
     b. Expenses paid to related parties were as follows:

		For the six months ended June 30,
Related parties	Account	2006	2005
MXJ	Selling expenses	$46,615	$47,280
MXA	Selling expenses	11,121	34,486
MaxNova	Research and development expenses	131	21,942
BVI	Selling expenses	9,371	19,799
Tower	Research and development expenses	9,135	18,115
MPL	Selling expenses	7,715	7,551
MPI	Research and development expenses	1,186	7,309
MXE	Selling expenses	5,952	6,143
MX (HK)	Research and development expenses	622	1,807
NTTI	Research and development expenses	—	1,698
MegaChips	Selling expenses	3,903	1,452
FueTrek	Research and development expenses	3,869	215
MegaChips	Research and development expenses	—	48
Procomm	Research and development expenses	15,375	—
MXIC Education	Administrative expenses	3,000	—

Total		$117,995	$167,845

     c. Subcontract processing charges from related parties were as follows:

	For the six months ended June 30,
Related parties	2006	2005
Ardentec	$51,740	$91,060

       Subcontract processing charges were recorded as manufacturing expenses.
     d. Operating leases to related parties were as follows:

	For the six months ended June 30,
Related parties	2006	2005
MPI	$2,591	$2,158
MaxNova	1,692	1,692
Raio	—	824
Joyteck	—	515
BC	—	148

Total	$4,283	$5,337

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
  The lease income from the related parties was charged monthly and recorded as other income under non-operating income.
     e. Wafers purchased from related parties were as follows:

	For the six months ended June 30,
Related parties	2006		2005
		% of net		% of net
	Amount	purchases	Amount	purchases
Tower	$252,878	8.23%	$22,325	1.00%

Wafer prices purchased from related parties were not comparable with other vendors since the manufacturing processes are different. The payment term with the related parties as of June 30, 2006 and 2005 were NET 45 days and EOM 30 days, respectively.
     f. Merchandises purchased from related parties were as follows:

	For the six months ended June 30,
Related parties	2006		2005
		% of net		% of net
	Amount	purchases	Amount	purchases
Procomm Inc.	$—	—%	$3,496	0.16%

(3) Receivables and Payables with the Related Parties:
     a. Accounts receivable

Related parties	2006.06.30	2005.06.30
MagaChips	$386,277	$339,548
MX(HK)	249,145	233,264
MXA	24,273	118,397
MXE	64,795	99,488
BC	112,542	—
MPI	69,476	27,310
MaxNova	6,999	5,162
MegaChips LSI Taiwan Branch	50,806	—
Raio	—	3,656
Others	324	2,221

Total	964,637	829,046
Less: Allowance for doubtful accounts	(13,250)	(44,207)

Net	$951,387	$784,839

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
b.      Other receivables

Related parties	2006.06.30	2005.06.30
BC	$—	$95,723
Less: Allowance for doubtful accounts	—	(29,467)

Net	$—	$66,256

c.      Account payables

Related parties	2006.06.30	2005.06.30
MXA	$24,099	$60,143
Ardentec	18,526	57,317
Tower	85,293	9,487
Others	8,620	3,541

Total	$136,538	$130,488

(4)	In 2002, the Board of Directors approved to provide guarantee with a ceiling of US$150,000 in total for BVI, its subsidiaries, for debts and derivative financial instrument transactions. In addition, on April 28, 2003, the Board approved a NT$100,000 guarantee for letters of credit issued to MX(HK). The summary was listed as follows:

Related parties	2006.06.30		2005.06.30
BVI	US$	38,450	US$	58,600

MX(HK)		$—		$100,000

6. Assets Pledged as Collaterals
The Company pledged its assets for the security to foreign labor employment, customs clearance deposits, deposits for executing technology agreement with government, guarantees for investees, deposit for land leases, capital leases and long-term loans. Assets pledged as collaterals were as follows:

Account	2006.06.30	2005.06.30
Restricted cash – current	$1,408,323	$1,833,413
Property, plant and equipment	4,554,136	13,134,283
Assets held for sale – current	4,569,639	—

Total	$10,532,098	$14,967,696

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
7. Commitments and Contingencies
As of June 30, 2006, the Company’s commitments and contingencies excluded in the financial statements were as follows:
(a)	Letters of credit issued for future deliveries of equipment amounted to NT$301,892.

(b)	The Company’s significant construction and machinery contracts totaled approximately NT$1,860,646. As of June 30, 2006, the Company has paid NT$918,458 pursuant to these contracts. Future irrevocable payment in total is NT$942,188.

(c)	The land on which the Company located was leased from the HSP. The lease term is from 1990 to 2020. The irrevocable lease payments will be NT$44,585 for Year 2006, NT$195,163 in total for the period from 2007 to 2011 and NT$97,773 in total for the period from 2012 to 2022.

(d)	Certain debt agreements, entered into by the Company with several banks including Chiao Tung Bank, require the Company to issue additional common shares for cash when the Company’s debt to equity ratio is greater than 1.2, or when the Company’s current ratio is less than 1.0. The medium-term loan with one bank, requires the Company’s debt ratio under 1.0 and the book value greater than NT$25,000,000 of semiannual and annual audited report, otherwise the bank will review the credit line. The medium-term loan with one of the banks, requires the Company’s current ratio exceeds 1.0 and debt ratio under 1.2 of semiannual and annual audited report, otherwise the bank will deem that loan is due.

(e)	The license fee for the products license agreement entered into by the Company and C Company totaled US$2,907. As of June 30, 2006, the company has paid US$2,907 pursuant to the agreement. No royalties were paid for the year ended June 30, 2006, as licensed products had not been commercialized.

(f)	The Company entered into a technology agreement with D Company. As of June 30, 2006, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay US$24,000 of running royalties. As of June 30, 2006, the company has paid US$24,000 pursuant to the agreement, unused running royalties estimated by the Company was NT$629,217, of which NT$49,301 was recorded under prepaid expenses, while NT$579,916 was under deferred charges.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(g)	In 2004, the Company entered into two addendums to the technology agreement stated in (f) above with D Company. The fixed license fee for the addendums to the technology agreement totaled US$7,500. As of June 30, 2006, US$ 1,250 has been paid. No running royalties, charged based on percentages of net sales from licensed products as determined under the addendums, were paid for the year ended June 30, 2006 as licensed products had not been commercialized.

(h)	The company entered into a technology development and foundry service agreement with E company in June, 2006, the term for the agreement shall be five and seven years respectively, from the commence date (or prior to July 2007). The company shall pay E company NT$200,000 prior to April, 2007. As of June 30, 2006, the company does not make any payment.

(i)	On March 7, 2006, Spansion, Inc. filed an action against Macronix International Co., LTD. and Macronix America Inc. in the U.S. District Court for the Northern District of California (Case No. C 06-1733 MJJ). The original Complaint asserted causes of action for false advertising, trademark dilution and unfair competition. The Complaint further sought US$100 million in enhanced damages, attorneys’ fees, and injunctive relief. On May 19, 2006, Spansion filed a First Amended Complaint alleging an additional claim for copyright infringement. All claims asserted by Spansion arise out of the comparative advertising and marketing of the Macronix NBitTM flash memory chips. On June 5, 2006, Macronix International and Macronix America filed Answers to the first Amended Complaint denying the allegations of the First Amended Complaint and asserting a number of affirmative defenses. A Case Management Conference was held on June 13, 2006, and the trial date was set on April 16, 2007. The parties are currently in the beginning stages of discovery. Macronix International and Macronix America deny any liability to Spansion and intend to vigorously defend the action.
8. Significant Disaster Losses
No significant disasters occurred during the six months ended June 30, 2006.
9. Significant Subsequent Events
No significant subsequent events occurred during the six months ended June 30, 2006.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
10. Others
1. Risk management policy and hedge strategy for financial instruments
The Company held certain non-derivative the financial instruments, including: cash and cash equivalents, short-tem debt and corporate bond. The Company held the financial instruments to meet operating cash needs. The Company held other financial instruments such as receivables, other receivables, payables, available-for-sale financial assets, financial assets measured at cost and long-term investment accounted for under equity method.
The Company entered into forward exchange contracts. Forward contracts were used to hedge foreign-currency-denominated assets and liabilities. Derivative that do not meet the criteria for hedge accounting of the newly released SFAS No.34 are initially recognized at financial assets/ liabilities at fair value through profit or loss-current.
Major risks of financial instruments were currency risk, credit risk, market value risk, liquidity risk and cash flow interest rate risk. The management policy was summarized as follows:
Currency risk
The currency risk arose from purchase of goods and sales that were recorded under non-function currency. The Company expects to maximum the hedge effect by the natural hedge.
Credit Risk
The counter-parties or third parties to foregoing derivative financial instruments are reputable financial institutions. The Company has credit control policy and continuously evaluated its account receivables and notes receivables.
Credit risk of other financial asset (including cash, cash equivalents, available-for-sale financial assets and certain of derivatives) represents the potential loss that would be incurred by the Company if the counter-parties or third parties breached the contract. The maximum credit risk equals to book value.
Market value risks
The major risk of financial instruments comes from interest rate and exchange rate. The risk of the fluctuations in market value is low.
Liquidity risk
The Company utilizes cash, cash equivalents, debt instruments, and debentures to operate the capital. The Company’s goal of current ratio index exceeds 1.5.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Cash flow interest rate risk
The Company exposes to cash flow interest rate risk in its long-term debt with variable interest rate. The Company manages interest rate risk by borrowing the loan with fixed and variable interest rate. As of June 30, 2006, the Company’s fixed interest rate debt instruments to total debt ratio is 30%
2. Fair value of financial instruments:

	2006.06.30		2005.06.30
	Carrying	Fair	Carrying	Fair
Non-derivatives	Value	Value	Value	Value
Assets
Cash, cash equivalents	$10,265,824	$10,265,824	$7,485,934	$7,485,934
Available-for-sale financial assets - current	—	—	34,433	379,644
Notes and accounts receivable (including receivables from related parties)	2,788,019	2,788,019	2,306,383	2,306,383
Other receivables (including receivables from related parties)	117,475	117,475	201,824	201,824
Restricted cash - current	1,408,323	1,408,323	1,833,413	1,833,413
Long-term investment accounted for under equity method (including prepaid long-term investment)	1,682,699	1,682,699	1,222,163	1,222,163
Available-for-sale financial assets - noncurrent	814,512	814,512	261,192	558,528
Financial assets measured at cost - noncurrent	258,500	258,500	258,500	258,500
Liabilities
Short-term debts	340,879	340,879	355,085	355,085
Payables (including payables from related parties)	4,644,100	4,644,100	3,443,618	3,443,618
Long-term debts (including current portion) - with variable interest rates	6,900,947	6,900,947	8,188,002	8,188,002
Bonds payable (including current portion)	3,000,000	3,015,446	3,000,000	3,045,792
Debentures	—	—	226,941	237,024
The methods and assumptions used to estimate the fair value of derivative financial instruments were as follows:
(1)	The fair value of the Company’s short-term financial instruments was based on the book value of those instruments at the reporting date due to their short maturities. This method was applied to cash and cash equivalents, receivables, payables, short-term debts and other receivables.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(2)	The fair value of the Company’s restricted cash was based on the book value because of the Company predicts the future cash inflow is similar with the book value.

(3)	The fair value of available-for-sale financial assets was based on their quoted market price at the reporting date.

(4)	Financial assets measured at cost are the shares of private companies held by the Company without significant influence, and were measured at the original cost.

(5)	The fair value of Long-term investment accounted for under equity method was based on their quoted market price at the reporting date. If there is no active market value, then the company adopted other financial information to estimate the fair value.

(6)	The fair value of the Company’s long-term debts including current portion bearing variable interest rates was estimated using the book value of the debt at the reporting date.

(7)	The fair values of bonds payable and debentures were measured based on the market prices at the reporting date.
3.	As of June 30, 2006, financial assets/liabilities exposed to changes in fair values due to the interest rate risk and financial assets/liabilities exposed to changes in cash flows due to the interest rate risk were summarized as follows:

Fixed Interest Rates

	within					Above
	1year	1-2years	2-3years	3-4years	4-5years	5 years	Total
3.3% corporate	$3,000,000	$—	$—	$—	$—	$—	$3,000,000
Bonds
Cash and cash equivalents	7,441,487	—	—	—	—	—	7,441,487
Short-term debts	260,000	—	—	—	—	—	260,000
     Variable Interest Rates

	within					Above
	1year	1-2years	2-3years	3-4years	4-5years	5 years	Total
Cash and cash equivalents	$2,824,337	$—	$—	$—	$—	$—	$2,824,337
Short-term debts	80,879	—	—	—	—	—	80,879
Long-term debts	5,955,218	312,828	165,607	68,384	68,384	330,526	6,900,947

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
4.	As of June 30, 2006, the interest income and expense of financial assets and financial liabilities not at fair value through profit or loss were as follows:

Item	For the six months ended June 30, 2006
Interest Income	$61,493
Interest Expense	155,472
5.	Certain accounts in the financial statements of the Company as of June 30, 2005 have been reclassified to conform to the presentation of the current period.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: January 10, 2007	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center